October 28, 2008
VIA EDGAR AND FACSIMILE (202-772-9210)
Mr. Matthew Crispino
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Mail Stop 4561
Washington, DC 20549

Re:	EasyLink Services International Corporation Application to Withdraw Registration Statement on Form S-3, as Amended File No. 333-146165
Dear Mr. Crispino:
Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), EasyLink Services International Corporation (the “Registrant”) hereby respectfully applies to the Securities and Exchange Commission (the “Commission”) for an order granting the withdrawal of its Registration Statement on Form S-3, Commission File No. 333-146165 (as amended to date, the “Registration Statement”), and all the amendments and exhibits thereto, to be effective as of the date hereof or at the earliest practical date thereafter.
The Registrant originally filed the Registration Statement with the Commission on September 19, 2007, to register up to 31,674,846 shares of its class A common stock, $0.01 par value per share. The Registration Statement was subsequently amended on November 13, 2007 and December 31, 2007. The Registrant no longer intends to proceed with the proposed offering on the terms described in the Registration Statement. The Registration Statement has not become effective, and no offers or sales have been made or will be made under the Registration Statement.
The Registrant also requests, that in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant’s account for future use.
Please forward a copy of the order withdrawing the Registration Statement to the Registrant’s Counsel, Larry W. Shackelford, Esq., Troutman Sanders LLP, 600 Peachtree Street, N.E., Suite 5200, Atlanta, Georgia 30308.

6025 The Corners Parkway Suite 100 Norcross, GA 30092 · Phone: 678.533.8000 · Fax: 770.246.4697 ·
www.easylink.com

Mr. Matthew Crispino
Page Two
October 28, 2008
If you have any questions regarding this request for withdrawal, please do not hesitate to contact the Registrant’s Counsel at 404-885-3926.
We thank you in advance for your time and consideration in connection with this matter and for the assistance and responsiveness of the Staff of the Commission.
Sincerely,
EASYLINK SERVICES INTERNATIONAL CORPORATION
// Glen E. Shipley //
Glen E. Shipley
Chief Financial Officer

cc:	Larry W. Shackelford, Esquire Troutman Sanders LLP

6025 The Corners Parkway Suite 100 Norcross, GA 30092 · Phone: 678.533.8000 · Fax: 770.246.4697 ·
www.easylink.com